Sanofi Pasteur Commends Results

of First HIV Vaccine Study to Show

Some Effectiveness in Preventing

HIV

- The 6-year, Phase III, HIV Vaccine Collaborative Trial

in Thailand is a Scientific Milestone -

Lyon, France – September 24, 2009 - Sanofi Pasteur, the vaccines division of the sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), commended the results of the collaborative HIV vaccine trial that has been conducted in Thailand over the past six years. The Phase III clinical trial involving more than 16,000 adult volunteers in Thailand has demonstrated that an investigational HIV vaccine regimen was safe and modestly effective in preventing HIV infection.

According to the final results released today by the trial sponsor - the U.S. Army Surgeon General - the prime-boost combination of ALVAC® HIV and AIDSVAX® B/E vaccines lowered the rate of HIV infection by 31.2% compared with placebo. The comprehensive results will be presented by the lead clinical investigator on October 20, 2009 at AIDS Vaccine 2009 in Paris.

“Albeit modest, the reduction of risk of HIV infection is statistically significant. This is the first concrete evidence, since the discovery of the virus in 1983, that a vaccine against HIV is eventually feasible,” said Michel DeWilde, R&D Senior Vice President for Sanofi Pasteur, the manufacturer of the prime vaccine, ALVAC® HIV. “Further work is required to develop and test a vaccine suitable for licensure and worldwide use,” continued DeWilde. “Sanofi Pasteur is committed to continuing to engage in public-private partnerships to drive the scientific agenda and build on this very important milestone”.

Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis declared: “HIV is bigger than any one company and country. Sanofi Pasteur will continue its long-standing commitment to HIV vaccine research and development efforts by partnering with academia, governments, non-governmental organizations, and other vaccine companies to progress the science, so that one day we will be able to provide access to HIV vaccines to people who need them.”

The HIV vaccine trial was executed by the Thai Ministry of Public Health and included a team of leading Thai and U.S. researchers. The official sponsor of this trial was the U.S. Army Surgeon General via the U.S. Army Medical Materiel Development Activity. The U.S. Government, specifically the Division of AIDS, National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health (NIH) and the U.S. Army Medical Research and Materiel Command, Department of Defense funded this clinical trial. The Thai Ministry of Public Health and Sanofi Pasteur provided extensive in-kind support, as did each of the collaborators. ALVAC® HIV, the prime vaccine, was developed by Sanofi Pasteur. AIDSVAX® B/E, the booster vaccine used in the trial, was developed by VaxGen.1

MEDIA BRIEFING WEBCAST AT 4:00 PM

Sanofi-aventis and its vaccines division, Sanofi Pasteur, will host a media briefing to provide additional details regarding ALVAC®HIV and the company’s commitment to HIV vaccine research. The briefing will be available live on our website: www.sanofi-aventis.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Susan Watkins
T. +33-(0)4-37-37-50-38	T. +1-570-957-2563
pascal.barollier@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us

1VaxGen underwent a corporate restructuring since the start of the trial, resulting in the closure of most operations and divestiture of intellectual property holdings. In March 2008, VaxGen formalized an agreement with Global Solutions for Infectious Diseases (GSID), a not-for-profit organization. Through this agreement, GSID has been granted rights to the intellectual property associated with the AIDSVAX® B/E vaccine candidate and has assumed responsibility for the continued development and, if necessary, manufacturing of this product.